SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N202
__________________________________________________________________________________
(CUSIP Number)

Max L. Fuller
4080 Jenkins Road
Chattanooga, Tennessee
Telephone:  (423) 510-3000
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

July 16, 2018
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,026,754(1)
	8.	Shared Voting Power 15,486,560(2)
	9.	Sole Dispositive Power 76,038(3)
	10.	Shared Dispositive Power 8,950,716(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 9,375 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 688,940 shares of Class A common stock held by Fuller Family Enterprises, LLC (“Fuller Family Enterprises”), over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iii) 66,663 shares of Class B common stock held directly by Mr. Max Fuller, and (iv) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

(2)
Includes shares of Class B common stock subject to a voting agreement (the “Voting Agreement”) by and among Max L. Fuller, Janice Fuller, Fuller Family Enterprises, William Eric Fuller (“Eric Fuller”), Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P. (“Quinn Family Partners”). Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of U.S Xpress Enterprises, Inc. (the “Issuer”) or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

(3)	Includes (i) 9,375 shares of restricted Class A common stock held directly by Mr. Max Fuller and (ii) 66,663 shares of Class B common stock held directly by Mr. Max Fuller.

(4)	Includes (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises and (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

(5)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(6)
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by Messrs. Max Fuller and Eric Fuller and Ms. Pate (collectively, the "Qualifying Stockholders") and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s prospectus dated June 13, 2018 filed in connection with the registration statement on Form S-1 (File No. 333-224711), as amended (the “Prospectus”), there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Janice Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,943,985(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
In accordance with the operating agreement of Fuller Family Enterprises, Mr. Max Fuller has sole voting power with respect to the shares of common stock in Fuller Family Enterprises and in accordance with the trust documents of the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Mr. Eric Fuller has sole voting power with respect to the shares of common stock in the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller. Ms. Janice Fuller does not have any voting rights with respect to shares of common stock covered by the Voting Agreement.

(2)
Includes (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises, (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises, and (iii) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

(3)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(4)
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Fuller Family Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,950,716(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,950,716(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises and (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

(2)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(3)
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons William Eric Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,232,918(1)
	8.	Shared Voting Power 15,486,560(2)
	9.	Sole Dispositive Power 2,239,649(3)
	10.	Shared Dispositive Power 1,993,269(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 30,938 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 599,098 shares of Class B common stock held directly by Mr. Eric Fuller, (iii) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (iv) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)	Includes (i) 30,938 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 599,098 shares of Class B common stock held directly by Mr. Eric Fuller, and (iii) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

(4)	Includes 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

(5)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(6)
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,993,269
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,993,269
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max Fuller Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,609,613
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,609,613
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,965,516(1)
	8.	Shared Voting Power 15,486,560(2)
	9.	Sole Dispositive Power 2,965,516(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 9,375 shares of restricted Class A common stock held directly by Ms. Pate, (ii) 222,222 shares of Class B common stock held directly by Ms. Pate, (iii) 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (iv) 150,005 shares of Class B common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(4)
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,583,914
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,583,914
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Quinn Family Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 150,005
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,005
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,225,188(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.7%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.0% of the voting power of all outstanding Issuer stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share, of U.S. Xpress Enterprises Inc., a Nevada corporation. The principal executive offices of the Issuer are located at 4080 Jenkins Road, Chattanooga, TN 37421.

Item 2.	Identity and Background.

(a)          This Statement is being filed jointly on behalf of Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, William Eric Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P. (collectively, the "Reporting Persons" and each a “Reporting Person”).  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Neither the filing of this Amendment, nor the filing of the Original Statement, however, should be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)          The business address of the Reporting Persons is 4080 Jenkins Road, Chattanooga, TN 37421.

(c)

Mr. Max Fuller

The principal occupation Mr. Max Fuller is Executive Chairman of the Issuer. The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, TN 37421.

Ms. Janice Fuller

The principal occupation Ms. Janice Fuller is homemaker. Ms. Janice Fuller’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421.

Fuller Family Enterprises, LLC

Fuller Family Enterprises is a limited liability company established under the laws of the State of Nevada. Fuller Family Enterprises has no principal business other than aiding in Mr. Max Fuller and Ms. Janice Fuller’s asset management needs. Fuller Family Enterprises’ principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Mr. Max Fuller and Ms. Janice Fuller are the members of Fuller Family Enterprises and have shared dispositive power and Mr. Max Fuller has sole voting power.

Mr. Eric Fuller

The principal occupation Mr. Eric Fuller is President and Chief Executive Officer of the Issuer. The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, TN 37421.

Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller

Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller is a trust established under the laws of the State of Nevada. Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller has no principal business other than aiding in Mr. Eric Fuller’s asset management needs. Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Mr. Eric Fuller and Ms. Janice Fuller are the co-trustees of the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and have shared dispositive power and Mr. Eric Fuller has sole voting power.

Max Fuller Family Limited Partnership

Max Fuller Family Limited Partnership is a family limited partnership established under the laws of the State of Nevada. Max Fuller Family Limited Partnership has no principal business other than aiding in family asset management needs. Max Fuller Family Limited Partnership’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Mr. Eric Fuller serves as the managing general partner of Max Fuller Family Limited Partnership and has sole voting and dispositive power.

Ms. Lisa Pate

The principal occupation Ms. Pate is Chief Administrative Officer of the Issuer. The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, TN 37421.

Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate

Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate is a trust established under the laws of the State of Nevada. Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate has no principal business other than aiding in Ms. Pate’s asset management needs. Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Ms. Pate is the sole trustee of Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate and has sole voting and dispositive power.

Quinn Family Partners, L.P.

Quinn Family Partners is a family limited partnership established under the laws of the State of Nevada. Quinn Family Partners has no principal business other than aiding in family asset management needs. Quinn Family Partners’ principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Ms. Pate serves as the managing general partner of Quinn Family Partners and has sole voting and dispositive power.

(d) – (e)          During the last five years, neither Mr. Max Fuller, Ms. Janice Fuller, Fuller Family Enterprises, Mr. Eric Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Ms. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, nor Quinn Family Partners. has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Messrs. Max Fuller and Eric Fuller and Mses. Janice Fuller and Pate are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 18, 2018, Fuller Family Enterprises and Mr. Eric Fuller purchased an aggregate of 1,250,000 shares of Class B common stock from Quinn Family Partners (the “QFP Purchase”) with funds borrowed from Morgan Stanley Private Bank, National Association (“Morgan Stanley”). Due to the Voting Agreement, the QFP Purchase did not affect the aggregate amount of common stock beneficially owned by the Reporting Persons. In a series of open market transactions between June 28, 2018 and July 17, 2018, Fuller Family Enterprises purchased 688,940 shares of Class A common stock with funds of Mr. Max Fuller (collectively, the “Fuller Purchases”). Of the 688,940 shares of Class A common stock in the Fuller Purchases, 128,000 were made pursuant to 10b5-1 purchase plan adopted by Fuller Family Enterprises on June 29, 2018 (the “10b5-1 Purchase Plan”). With the exception of the foregoing transactions, all shares beneficially owned by the Reporting Persons were either owned prior to the Issuer’s initial public offering or were granted as compensation from the Issuer.

Item 4.	Purpose of Transaction

The QFP Purchase and the Fuller Purchases were made for investment purposes. There are no shares remaining to be purchased under the 10b5-1 Purchase Plan.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, there were 48,201,184(1) shares of Class A and Class B common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 16,225,188(2) shares of the Issuer's common stock, representing approximately 33.7%(3) of the issued and outstanding shares of common stock of the Issuer.  The filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Included in the aggregate amount of common stock beneficially owned by Mr. Max Fuller are (i) 9,375 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 688,940 shares of Class A common stock held by Fuller Family Enterprises, over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iii) 66,663 shares of Class B common stock held directly by Mr. Max Fuller, and (iv) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

Included in the aggregate amount of common stock beneficially owned by Ms. Janice Fuller are (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises, (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises, and (iii) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

Included in the aggregate amount of common stock beneficially owned by Fuller Family Enterprises are (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises and (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

Included in the aggregate amount of common stock beneficially owned by Mr. Eric Fuller are (i) 30,938 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 599,098 shares of Class B common stock held directly by Mr. Eric Fuller, (iii) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (iv) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.
Included in the aggregate amount of common stock beneficially owned by Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller are 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

Included in the aggregate amount of common stock beneficially owned by Max Fuller Family Limited Partnership are 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

Included in the aggregate amount of common stock beneficially owned by Ms. Pate are (i) 9,375 shares of restricted Class A common stock held directly by Ms. Pate, (ii) 222,222 shares of Class B common stock held directly by Ms. Pate, (iii) 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (iv) 150,005 shares of Class B common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

Included in the aggregate amount of common stock beneficially owned by Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate are 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate.

Included in the aggregate amount of common stock beneficially owned by Quinn Family Partners are 150,005 shares of Class B common stock held by Quinn Family Partners.
 ________________

1.
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by the Qualifying Stockholders and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock.

2.
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of the Issuer or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

3.
As reported in the Prospectus, there were 32,714,624 shares of Class A common stock and 15,486,560 shares of Class B common stock outstanding following the initial public offering and exercise in full of the underwriters’ option to purchase additional shares of Class A common stock. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Persons represents approximately 71.0% of the voting power of all outstanding Issuer stock.

(c)

No transactions in the Issuer's common stock were effected by the Reporting Persons during the past sixty days, except as follows:

Date of Transaction	Class of Common Stock	Purchaser	Type of Transaction	Number of Shares	Price per Share
June 18, 2018	Class B	Fuller Family Enterprises	Private Purchase from Quinn Family Partners	953,125(1)	$16.00
June 18 2018	Class B	Eric Fuller	Private Purchase from Quinn Family Partners	296,875(1)	$16.00
June 28, 2018	Class A	Fuller Family Enterprises	Open Market Purchase	200,000	$13.57
June 29, 2018	Class A	Fuller Family Enterprises	Series of Open Market Purchases	31,840	$14.4783(2)
June 29, 2018	Class A	Fuller Family Enterprises	Series of Open Market Purchases	329,100	$15.2394(3)
July 5, 2018	Class A	Fuller Family Enterprises	Series of Open Market Purchases pursuant to the 10b5-1 Purchase Plan	25,112	$15.2966(4)
July 6, 2018	Class A	Fuller Family Enterprises	Series of Open Market Purchases pursuant to the 10b5-1 Purchase Plan	29,085	$15.6199(5)
July 9, 2018	Class A	Fuller Family Enterprises	Series of Open Market Purchases pursuant to the 10b5-1 Purchase Plan	18,803	$15.4507(6)
July 13, 2018	Class A	Fuller Family Enterprises	Open Market Purchase pursuant to the 10b5-1 Purchase Plan	100	$15.00
July 16, 2018	Class A	Fuller Family Enterprises	Series of Open Market Purchases pursuant to the 10b5-1 Purchase Plan	37,100	$14.7336(7)
July 17, 2018	Class A	Fuller Family Enterprises	Series of Open Market Purchases pursuant to the 10b5-1 Purchase Plan	17,800	$14.4772(8)
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1.	Due to the Voting Agreement, the QFP Purchase did not affect the aggregate amount of common stock beneficially owned by the Reporting Persons.

2.
The price reflects a weighted average purchase price for multiple transactions ranging from $14.08 to $15.07, inclusive. Fuller Family Enterprises undertakes to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares purchased at each separate price.

3.
The price reflects a weighted average purchase price for multiple transactions ranging from $15.075 to $15.40, inclusive. Fuller Family Enterprises undertakes to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares purchased at each separate price.

4.
The price reflects a weighted average purchase price for multiple transactions ranging from $15.15 to $15.44, inclusive. Fuller Family Enterprises undertakes to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares purchased at each separate price.

5.
The price reflects a weighted average purchase price for multiple transactions ranging from $15.37 to $15.75, inclusive. Fuller Family Enterprises undertakes to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares purchased at each separate price.

6.
The price reflects a weighted average purchase price for multiple transactions ranging from $15.31 to $15.50, inclusive. Fuller Family Enterprises undertakes to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares purchased at each separate price.

7.
The price reflects a weighted average purchase price for multiple transactions ranging from $14.33 to $14.97, inclusive. Fuller Family Enterprises undertakes to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares purchased at each separate price.

8.
The price reflects a weighted average purchase price for multiple transactions ranging from $14.41 to $14.50, inclusive. Fuller Family Enterprises undertakes to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares purchased at each separate price.

(d)          Not applicable

(e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons is party to the Voting Agreement. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of the Issuer or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

The Issuer, each of the Reporting Persons, and certain other members of the Fuller and Quinn families (or trusts for the benefit of any of them or entities owned by any of them) have entered into a stockholders’ agreement (the “Stockholders’ Agreement”). The Stockholders' Agreement prohibits a party thereto from transferring common stock, except (i) in a registered offering, (ii) in a sale pursuant to Rule 144, (iii) for certain permitted transfers to specified transferees who agree to be bound by the terms of the Stockholders' Agreement and (iv) in certain block sales.

The Issuer, each of the Reporting Persons, and certain other members of the Fuller and Quinn families (or trusts for the benefit of any of them or entities owned by any of them) have entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which such persons are entitled to demand the registration of the sale of certain or all of our common stock that they beneficially own.

Pursuant to the revolving line of credit agreements each of Fuller Family Enterprises and Mr. Eric Fuller executed with Morgan Stanley, Fuller Family Enterprises and Mr. Eric Fuller agreed to pledge Issuer common stock to Morgan Stanley upon the expiration of the lock-up agreements associated with the Issuer’s initial public offering. Upon the expiration of the lock-up agreements, Fuller Family Enterprises agreed to pledge Issuer common stock with a market value of at least $75,000,000 to Morgan Stanley and Mr. Eric Fuller agreed to pledge Issuer common stock with a market value of at least $25,000,000 to Morgan Stanley.

The Reporting Persons have entered into a joint filing agreement, which is incorporated by reference to Exhibit 99.1 of this Statement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated July 9, 2018, by and among the Reporting Persons

Exhibit 99.2	Power of Attorney of Max L. Fuller

Exhibit 99.3	Power of Attorney of Janice Fuller

Exhibit 99.4	Power of Attorney of Fuller Family Enterprises, LLC

Exhibit 99.5	Power of Attorney of William Eric Fuller

Exhibit 99.6	Power of Attorney of Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller

Exhibit 99.7	Power of Attorney of Max Fuller Family Limited Partnership

Exhibit 99.8	Power of Attorney of Lisa M. Pate

Exhibit 99.9	Power of Attorney of Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate

Exhibit 99.10	Power of Attorney of Quinn Family Partners, L.P.

Exhibit 99.11
Voting Agreement, dated June 13, 2018, by and among by Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P.

Exhibit 99.12
Stockholders’ Agreement, dated June 13, 2018, by and among the Company, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller.

Exhibit 99.13
Registration Rights Agreement, dated June 13, 2018, by and among the Company, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller.

Exhibit 99.14	Revolving Line of Credit Agreement, dated June 18, 2018, by and between Fuller Family Enterprises, LLC and Morgan Stanley Private Bank, National Association.

Exhibit 99.15	Revolving Line of Credit Agreement, dated June 18, 2018, by and between William E. Fuller and Morgan Stanley Private Bank, National Association.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

MAX L. FULLER, individually

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

JANICE FULLER, individually

/s/ Janice Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

FULLER FAMILY ENTERPRISES, LLC, by Max L. Fuller, as member

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

WILLIAM ERIC FULLER, individually

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

MAX L. FULLER 2008 IRREVOCABLE TRUST FBO WILLIAM E. FULLER, by William Eric Fuller, as trustee

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

MAX FULLER FAMILY LIMITED PARTNERSHIP, by William Eric Fuller, as managing general partner

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

LISA M. PATE, individually

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

ANNA MARIE QUINN 2012 IRREVOCABLE TRUST FBO LISA M. PATE, by Lisa M. Pate, as trustee

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

QUINN FAMILY PARTNERS, L.P., by Lisa M. Pate, as managing general partner

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

Dated: July 26, 2018